Exhibit 99.1

Consolidated Financial Statements

(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2004, 2003 and 2002

MANAGEMENT’S REPORT

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles.  The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility.  Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.  Some of the assets and liabilities include amounts which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of three directors who are independent and not involved in the daily operations of the Corporation.  The Audit Committee meets on a regular basis with management and the auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Audit Committee is responsible for appointing the external auditors and reviews and approves all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards, and express their opinion on the financial statements.  The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“DENNIS CAMPBELL”	“DAVID SMITH”

DENNIS CAMPBELL	DAVID SMITH
President and	Chief Financial Officer
Chief Executive Officer
February 4, 2005	February 4, 2005

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Ballard Power Systems Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three-year period ended December 31, 2004.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

February 4, 2005

BALLARD POWER SYSTEMS INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

December 31

	2004	2003
Assets

Current assets:
Cash and cash equivalents	$188,748	$278,099
Short-term investments	51,511	49,013
Accounts receivable (notes 5 and 16)	10,266	14,441
Inventories (note 6)	12,325	20,376
Prepaid expenses and other current assets	2,396	2,321
Current assets held for sale (note 3)	13,003	14,214
	278,249	378,464

Property, plant and equipment (note 7)	66,846	74,560
Intangible assets (note 8)	61,916	100,266
Goodwill (note 2)	155,324	155,324
Investments (note 9)	11,914	13,841
Long-term assets held for sale (note 3)	79,815	109,205
Other long-term assets	5,107	3,175
	$659,171	$834,835
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (notes 10 and 16)	$24,574	$28,721
Deferred revenue	2,662	2,449
Accrued warranty liabilities	27,202	25,985
Current liabilities held for sale (note 3)	14,734	22,617
	69,172	79,772
Long-term liabilities (notes 11 and 12)	9,814	8,956
Long-term liabilities held for sale (note 3)	5,094	4,404
	84,080	93,132
Shareholders’ equity:
Share capital (note 13)	1,231,689	1,227,079
Contributed surplus (notes 13(c) and (h))	6,902	2,717
Accumulated deficit	(663,264)	(487,857)
Cumulative translation adjustment	(236)	(236)
	575,091	741,703
	$659,171	$834,835

Commitments, guarantees and contingencies (notes 13(j) and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ian Bourne”	“Douglas Whitehead”
Director	Director

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Operations and Accumulated Deficit

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

Years ended December 31

	2004	2003	2002
			(restated-note 1(p))
Revenues:
Product revenues	$67,575	$79,828	$55,982
Engineering service and other revenue	13,798	39,738	34,955

Total revenues	81,373	119,566	90,937

Cost of revenues and expenses:
Cost of product revenues	59,594	76,063	67,114
Research and product development	91,737	103,863	114,022
General and administrative	15,671	17,711	22,613
Marketing	10,028	9,454	9,407
Depreciation and amortization	40,094	46,408	44,486
Capital taxes	—	—	244
Total cost of revenues and expenses	217,124	253,499	257,886

Loss before undernoted	(135,751)	(133,933)	(166,949)
Investment and other income	3,670	29,191	17,117
Loss on disposal and write-down of long-lived assets	(17,678)	(13,274)	(890)
Write-down of assets held for sale (note 3)	(23,051)	—	—
Equity in loss of associated companies	(2,175)	(2,067)	(2,298)
Minority interest	—	4,578	30,944
Business integration and restructuring costs (note 4)	—	(8,838)	(27,532)
License and royalty income	—	—	2,383
Loss before income taxes	(174,985)	(124,343)	(147,225)
Income taxes (note 15)	422	749	1,192
Net loss for year	(175,407)	(125,092)	(148,417)
Accumulated deficit, beginning of year	(487,857)	(362,765)	(214,348)
Accumulated deficit, end of year	$(663,264)	$(487,857)	$(362,765)
Basic and diluted loss per share	$(1.48)	$(1.07)	$(1.41)
Weighted average number of common shares outstanding	118,461,114	117,438,962	105,386,420

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

Years ended December 31

	2004	2003	2002
			(restated-note 1(p))
Cash provided by (used for):

Operating activities:
Net loss for period	$(175,407)	$(125,092)	$(148,417)
Items not affecting cash:
License and royalty income	—	—	(2,383)
Compensatory shares	5,091	7,837	6,881
Depreciation and amortization	45,313	54,421	50,689
Loss on sale and write-down of long-lived assets	17,678	13,274	11,658
Write-down of assets held for sale (note 3)	23,051	—	—
Equity in loss of associated companies	2,175	2,067	2,298
Minority interest	—	(4,578)	(30,944)
Other	(278)	(375)	(334)
	(82,377)	(52,446)	(110,552)
Changes in non-cash working capital:
Accounts receivable	4,175	4,252	(2,772)
Inventories	8,051	3,138	3,572
Prepaid expenses and other current assets	(75)	(174)	(1,514)
Accounts payable and accrued liabilities	(2,789)	(758)	(20,752)
Deferred revenue	213	54	451
Accrued warranty liabilities	1,217	1,554	8,074
Net current assets and liabilities held for sale (note 3)	(6,672)	1,614	(3,552)
	4,120	9,680	(16,493)
Cash used by operations	(78,257)	(42,766)	(127,045)

Investing activities:

Net (increase) decrease in short-term investments	(2,498)	90,624	140,838
Additions to property, plant and equipment	(7,087)	(5,714)	(20,340)
Additions to intangible assets	(411)	(557)	—
Proceeds on sale of property, plant and equipment	529	418	1,085
Proceeds on sale of intangible assets	—	479	—
Investments	(2,751)	(2,016)	(2,603)
Acquisition of other businesses (note 2)	—	(1,879)	(343)
Other long-term assets	(1,932)	(53)	243
Long-term liabilities	1,826	846	3,462
	(12,324)	82,148	122,342
Financing activities:
Net proceeds on issuance of share capital	1,234	1,519	101,239
Other	(4)	(35)	(77)
	1,230	1,484	101,162

(Decrease) increase in cash and cash equivalents	(89,351)	40,866	96,459
Cash and cash equivalents, beginning of year	278,099	237,233	140,774
Cash and cash equivalents, end of year	$188,748	$278,099	$237,233

Supplemental disclosure of cash flow information (note 17)

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

Years ended December 31, 2004, 2003 and 2002

1.              Significant accounting policies:

(a)          Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the development and commercialization of proton exchange membrane (“PEM”) fuel cells.  The Corporation operates in three market segments:

•                  Transportation: PEM fuel cell products and electric drive systems;

•                  Power Generation: PEM fuel cell products and power electronics; and

•                  Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

The Corporation is based in Canada, with head office, research and development and manufacturing facilities in Burnaby, British Columbia.  In addition, there are research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and Germany (Nabern).

(b)         Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto.  Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill.  Actual results could differ from those estimates.

(c)          Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Material measurement differences to United States GAAP are disclosed in note 19.

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2004	2003	2002
Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc. (note 2)	100.0%	100.0%	86.8%
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems AG	50.1%	50.1%	50.1%
Ballard Power Systems Corporation	100.0%	100.0%	100.0%

All significant intercompany balances and transactions have been eliminated.

(d)         Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.  Interest earned and any market value losses are recognized immediately in the statement of operations.

(e)          Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards.  The resulting changes in the net future tax asset or liability are included in income.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

(f)            Investments:

Short-term investments, all of which are categorized as available-for-sale, are carried at the lower of cost and quoted market value.

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method.  Investments in companies where significant influence does not exist are carried at cost.

(g)         Inventories:

Inventories are recorded at the lower of cost and net realizable value.  Costs of materials are determined on an average per unit basis.  The cost of work-in-progress and finished goods inventories include materials, labour and production overhead. In establishing the amount of inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

(h)         Property, plant and equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	5 to 15 years

(i)             Intangible assets:

Fuel cell technology, system and subsystem technology, in-process research and development and trade names acquired from third parties by the Corporation are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years.

(j)             Goodwill:

The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed is recognized as goodwill in the Corporation’s consolidated financial statements.

Goodwill is not subject to amortization but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings.  At year end, the Corporation tested for goodwill impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no impairment of goodwill.

(k)          Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from products is recognized when title passes to the customer and all revenue recognition criteria specified above is met.  Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the percentage-of-completion method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs.  Unbilled revenues (included in accounts receivable) represent revenues earned in excess of amounts billed on uncompleted contracts.  Deferred revenue represents amounts billed to, or cash received from, customers in excess of revenue recognized on uncompleted contracts.

(l)             Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited against the related expenses incurred in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits.  Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(m)             Research and product development expenditures:

Research costs are expensed as they are incurred, product development costs are expenses as incurred except when they meet specific criteria for deferral as set out under Canadian GAAP.

(n)         Patents and license agreements:

Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

(o)         Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment.  In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

(p)         Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value.  These include assets leased under operating leases.  The liability is accreted over the life of the asset to face value.

The change in accounting policy was applied retroactively.  As a result, comparative periods were restated, which increased net loss by $686,000 for the year ending December 31, 2002.

(q)         Employee future benefit plans:

The Corporation has two defined benefit pension plans covering employees in the United States and Germany.  In addition, the Corporation provides other retirement benefits for certain employees in the United States.  The benefits are based on years of service and the employee’s compensation level.  The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.  The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees.  For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value.  The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized straight line over the remaining service period of active plan participants who are expected to receive benefits under the Plan on the date the amendment is first recognized.  To the extent that the liability is not covered by assets of the plan nor reflected in the accrued pension cost, there is a transition asset or obligation to be recognized over a specified period in accordance with an amortization schedule.

(r)            Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar.  Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date.  The resulting exchange gains and losses are recognized in earnings.

During 2004, the Corporation adopted the fair value method of accounting for forward foreign exchange contracts, and as such, records the fair value of such contracts on the balance sheet and recognizes the changes in the fair values as gains or losses in the period.

(s)          Share-based compensation plans:

Effective January 1, 2003, the Corporation adopted the fair-value based method of accounting for stock-based compensation, on a prospective basis, for all awards of shares and stock options granted on or after January 1, 2003.  The resulting compensation expense is charged to net income over the vesting period whereby the compensation expense is recognized when the goods or services are received.  Prior to 2003, options granted to employees and directors were accounted for using the intrinsic value method of accounting for stock-based compensation.  Accordingly, no compensation expense was recognized for such grants of options to employees and directors as the exercise price was equal to the market price of the stock on the date of grant.

The Corporation issues shares and share options under its share-based compensation plans as described in note 13.  Any consideration paid by employees on exercise of share options or purchase of shares is credited to share capital.

(t)            Loss per share:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year.  Diluted loss per share under Canadian GAAP is calculated using the treasury stock method which is consistent with the calculation under U.S. GAAP for diluted loss per share.

(u)         Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2.              Business acquisitions:

(a)          Acquisition of Ballard Generation Systems Inc. (“BGS”):

(i)             On May 2, 2003, the Corporation completed the purchase of FirstEnergy Corp.’s (formerly GPU International, Inc.) 13.2% interest in BGS.  The purchase price was $30,586,000, including $30,386,000 funded through the issuance of 1,366,063 common shares of the Corporation and $200,000 of transaction costs.  The value of each common share issued of $22.24 was based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being August 23, 2001.  The acquisition of the minority interest has been accounted for by the purchase method effective May 2, 2003, the date of closing.  Of the purchase price, $13,088,000 has been allocated to intangible assets and $17,350,000 has been allocated to goodwill.  Upon completion of the transaction, the Corporation owned 100% of BGS.

(ii)          On December 18, 2002, the Corporation purchased all BGS shares owned by ALSTOM Canada Inc. (“ALSTOM”) representing 18.2% of BGS’s outstanding shares.  The purchase price was $30,453,000, including $30,110,000 funded through the issuance of 2,500,000 common shares of the Corporation and $343,000 of transaction costs.  The value of each common share issued of $12.04 is based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being December 18, 2002.  The acquisition of the minority interest has been accounted for by the purchase method.  Based on a preliminary allocation, in December 2002, $1,050,000 of the purchase price was allocated to net tangible assets, $14,996,000 was allocated to intangible assets and $14,407,000 was allocated to goodwill.

During 2003, the Corporation finalized its allocation of purchase price to intangible assets and goodwill.  The value of intangible assets was decreased by $2,319,000 for a final value of $12,677,000 and goodwill was increased by $2,319,000 for a final value of $16,726,000.

(b)         Acquisition of AirGen™ Assets:

On June 5, 2003, the Corporation purchased Coleman Powermate, Inc.’s AirGen™ fuel cell generator net assets for cash of $1,573,000, plus acquisition costs of $106,000.  The costs of acquisition were allocated to the assets and liabilities acquired as follows:

Inventories	$983
Property, plant and equipment	419
Intangible assets	379
1,781
Current liabilities	(102)
Purchase price	$1,679

3.              Assets held for sale:

On July 8, 2004, the Corporation entered into a non-binding Memorandum of Understanding (“MOU”) with its Vehicular Alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”), under which it is proposed that DaimlerChrysler and Ford will acquire the Corporation’s 50.1% interest in BPSAG.  In exchange, DaimlerChrysler and Ford will return to the Corporation nine million of its common shares that they currently own, valued at $73.8 million, based on the average quoted market price of the Corporation’s common shares around the announcement date of $8.20 per share.  These shares will then be cancelled.  While the MOU has expired, the parties are continuing to negotiate the detailed terms and conditions of the transaction in a manner generally consistent with the MOU, with the exception that the scope of the transaction may also include a reallocation of the responsibility for the development of electric drives for hybrid vehicles. The Corporation has right of first offer to supply Ford with electric drives for their hybrid vehicles, and Ford may not compete with the Corporation in the research, development, commercialization, manufacture, marketing, sale and service of electric drives for hybrid vehicles.  Ford has proposed that the terms of the Alliance regarding electric hybrid e-drives be removed, in exchange for consideration which is currently being negotiated.   The existing forward sale agreement related to the purchase by the Corporation of the remaining 49.9% interest in BPSAG from DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford.  As the terms of the existing forward sale agreement required the purchase of the remaining 49.9% interest in BPSAG by the Corporation be completed by November 15, 2004, the agreement was extended to February 28, 2005 and it is expected it will continue to be extended until the closing of the sale of BPSAG.  The Corporation expects to complete the sale of BPSAG by June 30, 2005, subject to further approvals by the boards of directors of DaimlerChrysler and Ford, from the Corporation’s board of directors and shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany.

As a result of the pending sale of BPSAG, the Corporation has recorded an estimated loss of $23.1 million in the third quarter of 2004.  This loss results from writing down the goodwill of BPSAG to the estimated proceeds to be received.  The overall loss on the sale of BPSAG is dependent on a number of variables, including changes in the Corporation’s net investment in BPSAG and purchase price adjustments.  Included in the assets and liabilities held for sale are:

	2004	2003
Accounts receivable	$4,564	$8,207
Inventories	8,320	5,908
Prepaid expenses	119	99
Current assets held for sale	$13,003	$14,214

Property, plant and equipment	$10,466	$11,125
Intangible assets	27,416	33,096
Goodwill	41,933	64,984
Long-term assets held for sale	$79,815	$109,205

Accounts payable and accrued liabilities	$10,459	$14,225
Deferred revenue	94	1,441
Accrued warranty liabilities	4,181	6,951
Current liabilities held for sale	$14,734	$22,617

Long-term liabilities held for sale	$5,094	$4,404

4.              Business Integration and Restructuring Costs:

During 2002, the Corporation announced an organizational restructuring to significantly lower cash consumption through a reduction of approximately 400 employees.  During 2003 and 2002, the Corporation recorded $4,247,000 and $10,980,000, respectively, in restructuring expenses in connection with the Corporation’s organizational restructuring, of which $445,000 remained in liabilities at December 31, 2004 (2003 - $3,104,000).  In addition, in connection with the acquisition of Ballard Power Systems AG (“BPSAG”) and Ballard Power Systems Corporation (“BPSC”), during 2003 and 2002, integration expenses of $4,591,000 and $16,552,000 were recorded.  At December 31, 2004, the balance of liabilities relating to integration activities from the acquisition of BPSAG and BPSC was $214,000 (2003 - $1,290,000).  Business integration and restructuring costs relate to severance and other compensation payments, facility closure costs, asset write-downs and other expenditures related to integration.

5.              Accounts Receivable:

	2004	2003
Trade receivables	$9,491	$13,644
Other	775	797
	$10,266	$14,441

6.              Inventories:

	2004	2003
Materials	$5,920	$11,946
Work-in-progress	4,515	7,437
Finished goods	1,890	993
	$12,325	$20,376

7.              Property, plant and equipment:

2004	Cost	Accumulated depreciation	Net book value
Land	$4,803	$—	$4,803
Building	13,037	2,921	10,116
Computer equipment	18,358	12,749	5,609
Furniture and fixtures	5,298	4,183	1,115
Leasehold improvements	16,499	5,266	11,233
Production and test equipment	72,852	38,882	33,970
	$130,847	$64,001	$66,846

2003	Cost	Accumulated depreciation	Net book value
Land	$4,803	$—	$4,803
Building	13,570	2,499	11,071
Computer equipment	16,599	10,521	6,078
Furniture and fixtures	5,287	3,872	1,415
Leasehold improvements	15,445	4,046	11,399
Production and test equipment	72,143	32,349	39,794
	$127,847	$53,287	$74,560

8.              Intangible assets:

2004	Cost	Accumulated depreciation	Net book value
Fuel cell technology	$41,869	$17,753	$24,116
System and subsystem technology	73,662	38,928	34,734
In-process research and development	7,500	4,625	2,875
Trade names	497	306	191
	$123,528	$61,612	$61,916

2003	Cost	Accumulated depreciation	Net book value
Fuel cell technology	$40,719	$14,981	$25,738
System and subsystem technology	108,219	38,357	69,862
In-process research and development	7,500	3,125	4,375
Trade names	497	206	291
	$156,935	$56,669	$100,266

In the fourth quarter of 2004, the Corporation recorded a write-down in intangible assets of $13.2 million as it was determined that the carrying value of some of the intellectual property related to the Corporation’s EcostarTM power converter products was not supported by management’s estimates of discounted cash flows related to these products.

The Corporation protects the intellectual property which it develops by appropriate filings for patents in Canada, the United States and other countries.  In 2004, legal expenditures related to such filings of $2,659,000 (2003- $2,605,000; 2002 - $1,816,000) are included in research and product development expense.

9.              Investments:

Investments are comprised of the following:

	2004		2003
	Amount	Percentage ownership	Amount	Percentage ownership
ALSTOM Ballard GmbH	$—	49.0%	$—	49.0%
EBARA BALLARD Corporation	741	49.0%	1,260	49.0%
QuestAir Technologies Inc.	3,919	7.4%	6,422	8.2%
MicroCoating Technologies, Inc.	—	2.9%	—	2.9%
Advanced Energy Technology Inc.	5,104	2.5%	5,104	2.5%
Chrysalix Energy Limited Partnership	2,150	15.0%	1,055	15.0%
	$11,914		$13,841

ALSTOM Ballard GmbH (“ALSTOM Ballard”) and EBARA BALLARD Corporation (“EBARA BALLARD”) are accounted for using the equity method as the Corporation has the ability to exercise significant influence over these companies.  QuestAir Technologies Inc. (“QuestAir”), MicroCoating Technologies, Inc. (“MCT”), Advanced Energy Technology Inc. (“Advanced Energy”) (formerly Graftech, Inc.), and Chrysalix Energy Limited Partnership (“Chrysalix”) are carried at cost as the Corporation does not have the ability to assert significant influence over these entities.

The Corporation’s investment in ALSTOM Ballard has been drawn down by the Corporation’s share of equity losses recognized and the operations of ALSTOM Ballard are now inactive.

During 2004, BGS made an additional investment of $1,656,000 (2003 - $1,610,000) in EBARA BALLARD, representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders.

During 2000, the Corporation entered into a joint development agreement with QuestAir that included the Corporation acquiring initially a 10% interest in QuestAir, on a fully diluted basis, in exchange for $10,465,000 in cash. In March of 2001, the Corporation made an additional investment in QuestAir of $1,265,000 in cash including acquisition costs.  During 2003, due to a prolonged period in which the fair value of QuestAir remained below its cost, impairment was assessed as other than temporary and therefore the investment was written-down to its fair value at the time of $6,422,000.

In December 2004, QuestAir completed an initial public offering.  The public market value for the company was significantly below the recorded carrying value of the Corporation’s investment in QuestAir and therefore the investment in QuestAir was written-down to its current market value of $3.9 million.

In May 2001, the Corporation entered into a collaboration, license and supply agreement with MCT that included the Corporation acquiring approximately 3% of the equity of MCT on a fully diluted basis.  The purchase was funded by the payment of $1,900,000 in cash and through the issuance of 88,963 common shares valued at $4,482,000 with this value based on the market price of the Corporation’s common shares at the date of the grant. Included in the investment are related acquisition costs of $196,000.  In 2002, additional funding of $757,000 was made.

During 2003, the Corporation reassessed the valuation of its investment in MCT.  Due to uncertainty surrounding MCT’s ability to raise additional capital and continue as a going concern, the full amount of the investment of $7,335,000 was written-down.

In June 2001, the Corporation entered into a development and collaboration agreement with Advanced Energy that included the Corporation acquiring a 2.5% ownership interest in Advanced Energy.  The purchase was funded through the issuance of 92,685 common shares valued at $4,856,000 with this value based on the market price of the Corporation’s common shares at the date of the grant.  Included in the investment are related acquisition costs of $248,000.

In June 2001, the Corporation entered into a limited partnership, Chrysalix, to fund early-stage ventures in the fuel cell industry.  An additional investment of $1,095,000 was made during 2004 (2003 - $406,000) and the Corporation is committed to fund a total of $1,633,000 from 2005 to 2010.

10.       Accounts payable and accrued liabilities:

	2004	2003
Trade accounts payable	$5,171	$9,425
Other liabilities	8,734	6,401
Compensation payable	10,542	12,585
Taxes payable	127	310
	$24,574	$28,721

11.       Long-term liabilities:

	2004	2003
Deferred revenue	$4,008	$4,286
Pension and post-retirement obligations (note 12)	3,985	3,205
Asset retirement obligation	1,821	1,465
	$9,814	$8,956

In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 12% per annum.  The total undiscounted amount of the estimated cash flows required to settle the obligation is $6,405,000 as at December 31, 2004.  The obligations will be settled at the end of the term of each of the operating leases, which extend up to 15 years in the future.

12.       Employee future benefit plans:

The Corporation maintains two defined benefit pension plans covering employees in the United States and Germany.  The benefits under pension plans are based on years of service and salary levels.  Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.  The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year.  The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2004.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Defined benefit plan obligations

	2004		2003
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Balance, beginning of year	$10,189	$1,920	$7,475	$1,344
Current service cost	1,021	261	938	243
Interest cost	586	114	512	91
Benefits paid	(137)	—	(38)	—
Actuarial losses	728	132	475	242
Foreign exchange rate changes	416	—	1,041	—
Plan amendments	85	—	(214)	—
Balance, end of year	$12,888	$2,427	$10,189	$1,920

Defined benefit plan assets

	2004		2003
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Balance, beginning of year	$3,883	$—	$2,924	$—
Actual return on plan assets	176	—	(33)	—
Employer’s contributions	963	—	974	—
Benefits paid	(229)	—	(69)	—
Foreign exchange rate changes	64	—	87	—
Balance, end of year	$4,857	$—	$3,883	$—

The plan assets for the funded pension plans consist of:

	2004	2003
Asset Category:
Equity securities	58%	59%
Debt securities	41%	40%
Real estate	1%	1%
Total	100%	100%

Reconciliation of the funded status of the benefit plans

	2004		2003
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Fair value of plan assets	$4,857	$—	$3,883	$—
Accrued benefit obligation	12,888	2,427	10,189	1,920
Funded status – deficit	(8,031)	(2,427)	(6,306)	(1,920)
Unamortized net actuarial loss	1,924	260	1,047	128
Accrued benefit asset (liability)	$(6,107)	$(2,167)	$(5,259)	$(1,792)

The accrued benefit liability as at December 31, 2004, included as part of long-term liabilities is $1,818,000 (2003 - $1,413,000) for pension plans, and $2,167,000 (2003 - $1,792,000) for the other benefit plans.  Included in long-term liabilities held for sale is accrued benefit liability of $4,289,000 (2003 - $3,846,000) relating to the pension plan for BPSAG.  For the year ended December 31, 2004, $1,482,000 (2003 - $1,183,000) of defined benefit cost was recorded for the pension obligations and $375,000 (2003 - $149,000) was recorded for other benefit plans in the consolidated statement of operations. The elements of the defined benefit costs recognized for the years ended December 31, 2004 and 2003 are:

	2004		2003
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Current service cost	$1,021	$261	$938	$243
Interest cost	586	114	512	91
Actual return on plan assets	(176)	—	33	—
Actuarial losses	728	—	475	—
Elements of employee future benefit costs before adjustments	$2,159	$375	$1,958	$334
Adjustments to recognize the long-term nature of employee future benefit costs:

Differences between expected and actual return on plan assets for year	(98)	—	(255)	—
Difference between actuarial loss recognized for year and actuarial loss on accrued benefit obligation for year	(724)	—	(475)
Amortization of transition obligation	85	—	—	—
Amortization of (gain) loss	60	—	(45)	(16)
Defined benefit costs recognized	$1,482	$375	$1,183	$318

Total cash payments for employee future benefits for the year ended December 31, 2004, consisting of cash contributed by the Corporation to its funded pension plans was $963,000 (2003 - $974,000).

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2004 and 2003 were as follows:

	2004		2003
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Discount rate	5.0 – 5.8%	6.0%	6.0%	6.8%
Rate of compensation increase	3.0 – 3.5%	3.0 – 7.0%	3.0 – 4.7%	3.0 – 7.0%

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2004 and 2003 were as follows:

	2004		2003
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Discount rates	5.0 – 6.0%	5.8%	6.0 – 6.8%	6.0%
Expected long-term rate of return on plan assets	3.5 – 7.5%	n/a	3.5 – 7.5%	n/a
Rate of compensation increase	3.0 – 3.5%	3.0 – 7.0%	3.0 – 4.7%	3.0 – 7.0%

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2004 and 2003 were as follows:

	2004	2003
Initial medical health care cost trend rate	9.0%	10.0%
Initial dental health care cost trend rate	6.0%	7.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2011	2011
Year that the dental rate reaches the rate it is assumed to remain at	2006	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects for the years ended December 31, 2004 and 2003:

	2004	2003
Effect on total service cost and interest cost components for the year:
• One-percentage point increase	$84	$65
• One-percentage point decrease	$(65)	$(51)
Effect on accumulated post-retirement benefit obligation at year end:
• One-percentage point increase	$499	$387
• One-percentage point decrease	$(390)	$(304)

13.       Share capital:

(a)          Authorized:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.

(b)         Issued:

	2004		2003		2002
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common shares:
Balance, beginning of year	118,187,877	$1,227,079	115,789,374	$1,187,127	104,814,074	$1,051,811
Issued for cash (net of issue costs)	—	—	—	—	7,700,000	95,096
Issued on acquisition of other businesses	—	—	1,366,063	30,386	2,500,000	30,110
Issued for intellectual property	—	—	221,356	2,403	221,357	2,378
Options exercised	204,617	1,234	312,117	1,519	384,289	6,143
Share distribution plan (note 13(d))	386,350	3,376	498,967	5,644	131,094	1,589
Share exchange plan (note 13 (e))	—	—	—	—	38,560	—
Balance, end of year	118,778,844	1,231,689	118,187,877	1,227,079	115,789,374	1,187,127

Class A share:
Balance, beginning and end of year	1	—	1	—	1	—

Class B share:
Balance, beginning and end of year	1	—	1	—	1	—
Total shares, end of year	118,778,846	$1,231,689	118,187,879	$1,227,079	115,789,376	$1,187,127

(c)          Share option plans:

The Corporation currently has options outstanding from four share option plans.  All directors, officers and employees of the Corporation and its subsidiaries are eligible to participate in the share option plans, although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient.  Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

(i)             2002 Share Option Plan:

At December 31, 2004, options to purchase 1,755,417 common shares were outstanding.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $10.00 and $24.91 per common share.  Options to purchase an additional 2,243,766 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors.  One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

(ii)          2000 Share Option Plan:

At December 31, 2004, options to purchase 3,356,108 common shares were outstanding.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $12.20 and $159.52 per common share.  Options to purchase an additional 2,632,692 common shares may be granted in future years under this plan.  All options have a term of ten years from the date of grant unless otherwise determined by the board of directors.  Options to purchase 564,900 common shares vest and may be exercised in the third year after granting.  Options to purchase 127,500 common shares vest and may be exercised in the fourth year after granting.  Of the remaining options, one-third vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

(iii)       1997 Share Option Plan:

At December 31, 2004, options to purchase 1,248,571 common shares were outstanding.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $29.08 and $159.52 per common share.  Options to purchase an additional 1,698,173 common shares may be granted in future years under this plan.  All options have a term of ten years from the date of grant unless otherwise determined by the board of directors.  One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

(iv)      1995 Share Option Plan:

At December 31, 2004, options to purchase 178,271 common shares were outstanding and exercisable at prices ranging between $6.16 and $9.82 per common share.  Options to purchase an additional 78,445 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant.  One-third of the options vest and may be exercised at the beginning of each of the first, second and third years after granting.

Share options:

	Options for common shares	Weighted average exercise price
Balance, December 31, 2001	7,257,429	$49.01
Options granted	2,738,350	24.55
Options exercised	(384,289)	13.76
Options cancelled	(1,439,147)	59.46

Balance, December 31, 2002	8,172,343	40.98
Options granted	1,343,517	10.95
Options exercised	(312,117)	5.31
Options cancelled	(1,918,953)	53.72

Balance, December 31, 2003	7,284,790	42.01
Options granted	532,152	11.21
Options exercised	(204,617)	6.18
Options cancelled	(1,073,958)	45.22
Balance, December 31, 2004	6,538,367	$42.97

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2004:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 6.16 - $10.00	513,165	6.1	$9.76	289,902	$9.58
10.41 – 15.20	1,234,642	8.6	11.89	259,225	12.49
21.85 – 31.57	2,024,689	6.4	25.46	1,122,564	26.01
32.82 – 44.24	1,122,796	5.9	35.54	1,122,796	35.54
54.84 – 73.53	886,375	6.2	59.30	886,375	59.30
95.96 – 159.52	756,700	5.2	154.93	756,700	154.93
	6,538,367	6.5	$42.97	4,437,562	$55.19

As outlined in note 1(s), effective January 1, 2003, the Corporation adopted, on a prospective basis, the fair-value based method for recording employee and director share option grants. During 2004, compensation expense of $3,296,000 (2003 - $2,668,000) was recorded in net income as a result of fair value accounting for share options granted after the adoption of the fair-value method. The share options granted during the year had a weighted average fair value of $6.72 (2003 - $7.27) and vesting periods of three years.

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002.  If computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	2004	2003	2002
			(restated - note 1(p))
Net loss	$175,407	$125,092	$148,417
Compensation charge related to options granted	16,515	16,477	10,205
Pro-forma net loss	$191,922	$141,569	$158,622
Pro-forma basic and diluted loss per share	$1.62	$1.21	$1.51

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2004	2003	2002
Expected life	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil
Expected volatility	63%	75%	74%
Risk-free interest rate	4%	5%	5%

(d)                                  Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation.  At December 31, 2004, there were 2,492,740 (2003 – 2,787,139) shares available to be issued under these plans.

Compensation expense of $1,389,000 was charged against income during the year ended December 31, 2004 (2003 - $5,120,000; 2002 - $6,881,000) for shares distributed and to be distributed under the plan.

(e)                                 Option exchange plan:

The BGS share exchange plan was amended to an option exchange plan during 2003.  Before the amendment, under the plan, holders of BGS options automatically exchanged shares of BGS acquired on the exercise of BGS options for a specified number of common shares of the Corporation.  The amended exchange plan replaces the BGS options with options to purchase common shares of the Corporation.  As at December 31, 2004, options to purchase 285,416 (2003 – 358,816) shares of BGS were outstanding which may be exchanged for share options to purchase 125,302 (2003 – 158,119) common shares of the Corporation.

(f)            Class A and Class B shares:

(i)             Class A share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation by DaimlerChrysler.

(ii)          Class B share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation by Ford.

(g)         Warrants:

The following table summarizes information regarding the Corporation’s previously issued warrants:

	2004	2003	2002
	Number of warrants	Number of warrants	Number of warrants
Balance, beginning of year	—	—	450,000
Exercised	—	—	—
Expired	—	—	(450,000)
Balance, end of year	—	—	—

(h)         Deferred Share Units:

During 2003, the Corporation approved deferred share unit (“DSU”) plans for the board of directors and executives.  Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs.  Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation.  Shares will be issued from the Corporation’s share distribution plans.  As at December 31, 2004, 122,889 (2003 – 3,642) DSUs were issued and outstanding, and $406,000 (2003 - $49,000) of compensation expense was recorded.

(i)             Restricted Share Units:

During 2004, the Corporation approved a restricted share unit (“RSU”) plan for employees.  The RSUs vest after three years from the date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

Each RSU is convertible into one common share.  Shares will be issued from the Corporation’s share distribution plans.  No RSUs have been issued from this plan as at December 31, 2004.

(j)             Commitments to issue common shares:

As the terms of the existing forward sale agreement required the purchase of the remaining 49.9% interest in BPSAG by the Corporation be completed by November 15, 2004, the agreement was extended to February 28, 2005 and it is expected it will continue to be extended until the closing of the sale of BPSAG (note 3).

In December 2004, the Corporation unconditionally exercised its right to call a CDN $55 million equity investment from DaimlerChrysler and Ford whereby 4,457,545 common shares of the Corporation were issued at CDN $12.34 per share at the close of the transaction on January 12, 2005 (note 21).

14.       Commitments, guarantees and contingencies:

At December 31, 2004, the Corporation is committed to payments under operating leases as follows:

2005	$4,409
2006	3,877
2007	2,965
2008	2,128
2009	1,987
Thereafter	16,174
Total minimum lease payments	$31,540

The Corporation has agreed to pay royalties in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies.  The total combined royalty is limited in any year to 4% of revenue from such systems.  Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the original amount of the government contributions of $8,892,000 (CDN$10,702,000).  Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) entered into during 1997, as at December 31, 2004, the Corporation has agreed to pay a 4% royalty on future revenue from fuel cell based stationary power products up to $26,727,000 (CDN$32,169,000) in exchange for a contribution of $24,393,000 (CDN$29,360,000) representing 32% of costs incurred in the development and demonstration of a 250 kW natural gas PEM stationary power generator.  The TPC royalty on fuel cell-based stationary power products becomes payable commencing at the later of:

(a)          January 1, 2001; and,

(b)         the earlier of:

(i)             January 1 of the year the Corporation reports a net profit after tax in its audited financial statements; and,

(ii)          five years following the commencement of sales of fuel cell-based stationary power products.

During 2004, the Corporation made payments of $1,802,000 (CDN$2,320,000) to TPC, representing 32% of proceeds on disposition of equipment originally acquired as part of the 250 kW natural gas PEM stationary power generator demonstration.  These amounts reduce the total amount payable.

The Corporation has issued a letter of credit in the amount of $1,157,000 (2003 - $1,077,000) related to a lease agreement for premises.

At December 31, 2004, the Corporation has outstanding commitments aggregating up to a maximum of $6,296,000 (2003 - $5,880,000) relating primarily to research and development programs and information technology infrastructure and application.

15.       Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies.  The principal factors causing the difference are as follows:

	2004	2003	2002
Loss before income taxes	$(174,985)	$(124,343)	$(147,225)
Expected tax recovery at 35.6% (2003-35.6%; 2002-35.6%)	$(62,295)	$(44,266)	$(52,412)
Increase (reduction) in income taxes resulting from:
Non-taxable loss realized for accounting purposes	—	1,711	—
Non-deductible expenses	1,009	972	40
Investment tax credits earned	(7,555)	(16,613)	(8,375)
Non-deductible minority interest	—	(1,630)	(11,016)
Financing costs of other years	(1,765)	(1,337)	(1,480)
Foreign tax rate differences	(1,513)	(1,922)	(2,951)
Write-down of assets held for sale	8,206	—	—
Losses and other deductions for which no benefit has been recorded	63,913	63,085	76,194
Income tax expense	—	—	—
Large corporations tax	422	749	1,192
Income taxes	$422	$749	$1,192

The Corporation has available to carry forward the following as at December 31:

	2004	2003(1)
Canadian scientific research expenditures	$392,791	$336,933
Canadian losses from operations	54,916	49,305
Canadian capital losses	7,168	6,675
Canadian investment tax credits	86,703	74,972
German losses from operations for corporate tax purposes	437,960	382,009
German losses from operations for trade tax purposes	274,010	229,432
U.S. federal losses from operations	95,333	73,297

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely.  The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely.  The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2009 to 2024.  The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2007 to 2011.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2007	$272
2008	2,549
2009	9,856
2010	14,404
2011	20,784
2012	16,667
2013	15,971
2014	6,200
$86,703

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2004	2003(1)
Future income tax assets:
Scientific research expenditures	$139,833	$119,948
Investment in associated companies	5,692	4,676
Accrued warranty liabilities	11,413	10,604
Share issuance costs	194	1,481
Losses from operations carried forward	201,120	176,387
Capital losses	1,276	1,188
Investment tax credits	55,837	48,282
Non-deductible accounting allowances	4,607	3,151

Total future income tax assets	419,972	365,717
Less valuation allowance:
• Canada	(252,887)	(208,452)
• U.S.	(23,869)	(13,114)
• Germany	(136,717)	(115,987)
	(413,473)	(337,553)
Net future income tax assets	6,499	28,164
Future income tax liability:
Property, plant and equipment and intangible assets	6,499	28,164
Net future income taxes	$—	$—

(1) Certain of the prior years’ amounts have been restated to include changes as a result of the Canada Revenue Agency’s audit and amended Canadian income tax returns.

16.       Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investees.  The revenue and costs recognized from such transactions reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2004	2003
Balances with related parties:
Accounts receivable	$8,700	$15,373
Accounts payable	1,333	2,531

	2004	2003	2002
Transactions during the year with related parties:
Revenues from fuel cells, engineering services and related equipment	$46,898	$78,322	$49,562
Purchases	1,759	1,800	1,553
Contract research and development expenditures	768	1,227	1,029

In 2004, the Corporation acquired $1,504,000 of intellectual property from a related party. In 2003, the Corporation acquired $2,403,000 (2002 - $2,378,000) of intellectual property from a related party in exchange for 221,356 (2002 – 221,357) common shares of the Corporation.

17.       Supplemental disclosure of cash flow information:

	2004	2003	2002
Income taxes paid	$289	$147	$1,009
Non-cash financing and investing activities:
Compensatory shares	$3,526	$5,549	$1,589
Issuance of common shares on acquisition of other businesses (note 2)	—	30,386	30,110
Issuance of common shares for intellectual property (note 16)	—	2,403	2,378
Acquired intellectual property accrued in other liabilities (note 16)	1,116	—	—

18.       Segmented financial information:

The Corporation’s business operates in three market segments: Transportation, Power Generation and Material Products.  The Corporation develops, manufactures and markets complete PEM fuel cell products and electric drive systems for the Transportation market segment.  The Corporation develops, manufactures and markets PEM fuel cell products and power electronics for the Power Generation market segment. The Corporation’s Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry.

Segment revenues and segment gain (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management.  A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments. Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	2004	2003	2002
Total revenues
Transportation	$63,965	$102,816	$74,439
Power Generation	4,432	3,406	2,439
Material Products	12,976	13,344	14,059
	$81,373	$119,566	$90,937
Segment income (loss) for year (2)
Transportation	$(16,988)	$(3,727)	$(29,090)
Power Generation	(13,993)	(14,962)	(18,197)
Material Products	(177)	(862)	1,171
Total	(31,158)	(19,551)	(46,116)
Corporate amounts
Research and product development	(38,800)	(40,809)	(44,083)
General and administrative	(15,671)	(17,711)	(22,613)
Marketing	(10,028)	(9,454)	(9,407)
Depreciation and amortization	(40,094)	(46,408)	(44,486)
Investment and other income	3,670	29,191	17,117
Loss on disposal and write-down long-lived assets	(17,678)	(13,274)	(890)
Write-down of assets held for sale	(23,051)	—	—
Equity in loss of associated companies	(2,175)	(2,067)	(2,298)
Minority interest	—	4,578	30,944
Business integration and restructuring costs	—	(8,838)	(27,532)
License and royalty income	—	—	2,383
Other	—	—	(244)
Loss before income taxes	$(174,985)	$(124,343)	$(147,225)

(2)          Research and product development costs directly related to segments are included in segment income (loss) for the year.

In 2004, revenues of the Transportation segment included sales to two customers that exceeded 10% of total revenue in the amounts of $36,795,000 and $8,507,000.  Revenues for the Material Products segment included sales to one customer of $8,999,000.

In 2003, revenues of the Transportation segment included sales to two customers that exceeded 10% of total revenue in the amounts of $48,745,000 and $27,788,000.

In 2002, revenues of the Transportation segment included sales to three customers that exceeded 10% of total revenue in the amounts of $28,985,000, $18,732,000 and $10,700,000.  Revenues for the Material Products segment included sales to one customer of $10,062,000.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2004		2003		2002
	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill
Canada	$369	$92,518	$350	$93,960	$2,947	$81,341
U.S.	33,774	129,652	40,148	132,119	40,320	134,903
Japan	10,414	—	16,649	—	16,918	—
Germany	28,354	52,399	57,589	79,914	29,353	83,115
Other countries	8,462	—	4,830	—	1,399	—
	$81,373	$274,569	$119,566	$305,993	$90,937	$299,359

Revenues are attributed to countries based on customer location.

19.       Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)          Prior to the acquisition of BPSAG, under Canadian GAAP, the Corporation’s carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG.  Under U.S. GAAP, this intellectual property is not recorded by BPSAG.

In 2001, the Corporation increased its ownership in BPSAG to 50.1% and commenced consolidating BPSAG instead of recording the investment under the equity method.  As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG has decreased and goodwill has increased as compared to the amounts recorded under Canadian GAAP.  Accordingly, under U.S. GAAP, the amount of amortization of intangible assets is decreased.  In 2002, losses of BPSAG exceeded the minority interest under U.S. GAAP and the excess was recorded as an additional loss.

(b)         Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years.  Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses.  Given the immediate write-off of the in-process research and development, there is no future income tax liability recorded for the amount.

(c)          Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001.  Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates.  As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(d)         Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs.  Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP.  In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

(e)          Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income.  Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(f)            Prior to 2002, under Canadian GAAP, no compensation was recorded for employee share distribution plans.  On June 13, 2000, the shareholders approved the BGS share exchange plan (note 13(e)) which resulted in a compensatory charge to the income statement in 2002 of $660,000.  Subsequent to the approval date, the plan is accounted for as a variable option plan under U.S. GAAP.  Subsequent to January 1, 2003, under both Canadian and U.S. GAAP, the Corporation elected to use the fair-value based method, on a prospective basis, to record compensation expense for share distributions and stock option grants, and as a result no further difference exists.

(g)         Under Canadian GAAP, short-term investments are carried at the lower of cost and fair market value.  Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value.  Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders’ equity.

(h)         Prior to 2004, under Canadian GAAP, the forward exchange contracts were designated and accounted for as hedges, and gains or losses were deferred.  Under U.S. GAAP, the contracts did not qualify as hedges and therefore were carried at fair market value, with any gains or losses recorded in net loss. As discussed in note 1(r), commencing in 2004, the Corporation has adopted the fair value method for Canadian GAAP purposes also.

(i)             Under Canadian GAAP, the adoption of Section 3110 Asset Retirement Obligations requires retroactive restatement of prior periods.  Under U.S. GAAP, the change in accounting principle results in a charge to net income for the cumulative effect in the year of initial adoption.

(j)             Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method.  Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and accumulated deficit, consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

Consolidated balance sheets:

	2004			2003
	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP
Current assets:
Cash and cash equivalents	$188,748	$—	$188,748	$278,099	$—	$278,099
Short-term investments (g)	51,511	120	51,631	49,013	324	49,337
Accounts receivable	10,266	—	10,266	14,441	—	14,441
Inventories	12,325	—	12,325	20,376	—	20,376
Prepaid expenses	2,396	—	2,396	2,321	—	2,321
Current assets held for sale	13,003	—	13,003	14,214	—	14,214
	278,249	120	278,369	378,464	324	$378,788
Property, plant and equipment	66,846	—	66,846	74,560	—	74,560
Intangible assets (b)	61,916	(2,875)	59,041	100,266	(4,375)	95,891
Goodwill (f)	155,324	490	155,814	155,324	490	155,814
Investments (j)	11,914	(258)	11,656	13,841	(128)	13,713
Long-term assets held for sale (a)(b)	79,815	(17,564)	62,251	109,205	(22,073)	87,132
Other long-term assets	5,107	—	5,107	3,175	—	3,175
	$659,171	$(20,087)	$639,084	$834,835	$(25,762)	$809,073
Current liabilities:
Accounts payable and accrued Liabilities	$24,574	$—	$24,574	$28,721	$—	$28,721
Deferred revenue	2,662	—	2,662	2,449	—	2,449
Accrued warranty liabilities	27,202	—	27,202	25,985	—	25,985
Current liabilities held for sale	14,734	—	14,734	22,617	—	22,617
	69,172	—	69,172	79,772	—	79,772
Long-term liabilities (d)	9,814	27,905	37,719	8,956	28,806	37,762
Long-term liabilities held for sale	5,094	—	5,094	4,404	—	4,404
	84,080	27,905	111,985	93,132	28,806	121,938
Shareholders’ equity:
Share capital (c)	1,231,689	119,583	1,351,272	1,227,079	119,583	1,346,662
Additional paid-in capital (c)(e)	6,902	86,929	93,831	2,717	86,929	89,646
Accumulated deficit	(663,264)	(182,130)	(845,394)	(487,857)	(188,910)	(676,767)
Accumulated other comprehensive income (c)(g)	(236)	(72,374)	(72,610)	(236)	(72,170)	(72,406)
Shareholders’ equity	575,091	(47,992)	527,099	741,703	(54,568)	687,135
	$659,171	$(20,087)	$639,084	$834,835	$(25,762)	$809,073

Consolidated statements of operations:

	2004	2003	2002
Loss under Canadian GAAP	$(175,407)	$(125,092)	$(148,417)
Research and development (d)	3,033	1,950	—
Depreciation (d)	—	(1,467)	(231)
Amortization of intangible assets (a)(b)	6,010	10,518	10,518
Minority interest (a)(f)	—	(4,364)	(22,549)
Compensatory options (f)	—	(660)
Foreign exchange (loss) gain (d)(h)	(2,133)	(7,081)	1,555
Equity loss (j)	(130)	(128)	—
Cumulative effect of change in accounting principle (i)	—	(665)	686
Net loss under U.S. GAAP	(168,627)	(126,329)	(159,098)
Other comprehensive income:
Change in unrealized holding gains arising during the year (g)	(204)	(1,535)	392
Comprehensive loss in accordance with U.S. GAAP	$(168,831)	$(127,864)	$(158,706)
Basic and diluted loss per share, U.S. GAAP	$(1.42)	$(1.08)	$(1.51)

In 2003, loss per share due to the cumulative effect of change in accounting principle (g) was $0.01.  Net loss prior to the cumulative effect of change in accounting principle per share was $1.07.

Consolidated statements of cash flows:

	2004	2003	2002
Cash used for operating activities under Canadian GAAP	$(78,257)	$(42,766)	$(127,045)
Asset retirement obligations (i)	—	—	599
Cash used for operating activities under U.S. GAAP	$(78,257)	$(42,766)	$(126,446)
Cash used in investing activities under Canadian GAAP	$(12,324)	$82,148	$122,342
Asset retirement obligations (i)	—	—	(599)
Cash used in investing activities under U.S. GAAP	$(12,324)	$82,148	$121,743
Cash provided by financing activities under Canadian GAAP and U.S. GAAP	$1,230	$1,484	$101,162

Consolidated statements of shareholders’ equity:

	Share Capital	Additional paid-in capital	Accumulated deficit	Accumulated other compre- hensive income	Total shareholder’s equity
Balance, December 31, 2001	$1,168,833	$86,929	$(391,340)	$(71,263)	$793,159
Net Loss	—	—	(159,098)	—	(159,098)
Change in unrealized holding gains arising during the year	—	—	—	392	392
Issuance of common shares for cash	95,096	—	—	—	95,096
Issuance of common shares on acquisition of other businesses	30,110	—	—	—	30,110
Issuance of common shares for intellectual property	2,378	—	—	—	2,378
Options exercised	6,143	—	—	—	6,143
Share distribution plan	4,150	—	—	—	4,150
Balance, December 31, 2002	1,306,710	86,929	(550,438)	(70,871)	772,330
Net Loss	—	—	(126,329)	—	(126,329)
Change in unrealized holding gains arising during the year	—	—	—	(1,535)	(1,535)
Issuance of common shares on acquisition of other businesses	30,386	—	—	—	30,386
Issuance of common shares for intellectual property	2,403	—	—	—	2,403
Options exercised	1,519	—	—	—	1,519
Share distribution plan	5,644	2,717	—	—	8,361
Balance, December 31, 2003	1,346,662	89,646	(676,767)	(72,406)	687,135
Net Loss	—	—	(168,627)	—	(168,627)
Change in unrealized holding gains arising during the year	—	—	—	(204)	(204)
Options exercised	1,234	—	—	—	1,234
Share distribution plan	3,376	4,185	—	—	7,561
Balance, December 31, 2004	$1,351,272	$93,831	$(845,394)	$(72,610)	$527,099

20.       Financial instruments:

At December 31, 2004 and 2003, the fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.  Short-term investments have a fair value of $51,632,000 as at December 31, 2004 (2003 - $49,338,000).  The fair value of investments accounted on the cost basis is not practical to determine because not all of the investments are publicly traded.

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations.  At December 31, 2004, the Corporation had no forward foreign exchange contracts outstanding.

21.       Subsequent Events:

On January 12, 2005, the Corporation issued 4,457,545 common shares at CDN $12.34 per share, for cash proceeds of CDN $55 million, to DaimlerChrysler and Ford pursuant to the exercise by the Corporation of a Call Agreement entered into on December 31, 2003.